Part II Item 1a

The Cash Trading Desk and No-Touch (Electronic) Trading Desks of Piper Sandler & Co. (Piper) (MPID: PIPR), the Broker- Dealer Operator, are permitted to direct ~~conditional and firm~~ orders to XE, the name of the NMS Stock ATS (MPID: PJCX). Indications of interest are not permitted to be entered into the ATS either from trading units of the Broker-Dealer Operator or Subscribers. All orders handled by Piper are handled on a not-held basis including all Subscribers orders. The Cash Trading Desk of Piper Sandler & Co. can submit orders to XE in an agency, principal, or riskless principal capacity and on the same terms and conditions as other Subscribers through a direct FIX connection or through algorithmic trading strategies that are configured to have XE as a routing destination (as described further in Part III, Item 5). The Cash Trading Desk is designed to handle and execute orders of Pipers customers and is comprised of the Program Trading Desk and the Market Making Desk. The Program Trading Desk is comprised of dedicated traders that execute agency orders received from customers related to trading in multiple securities as part of a strategy (e.g., basket or portfolio trading). The Market Making Desk is comprised of dedicated traders that execute agency orders received from customers related to individual equity securities (i.e., single stock trading). The Market Making Desk also makes markets for certain securities. Subscribers of XE can also send orders to the ATS directly, through Pipers No-Touch (Electronic) Trading Desk. The No-Touch (Electronic) Trading Desk offers Subscriber access to the ATS via a customizable routing table of algorithmic trading strategies or as a standalone destination. Only agency orders can be sent to the ATS through the No-Touch Trading Desk unit of Piper. The Cash Trading Desk cannot submit orders to XE through the No-Touch Trading Desk.

Part II Item 6b

Pershing LLC (Pershing), a subsidiary of The Bank of New York Mellon Corporation, provides clearing services in connection with trades effected on XE as described in further detail in Part III, Item 22(a) of this Form ATS-N. Trades executed through the XE ATS clear and settle the same as other transactions executed by Piper via Pipers relationship with Pershing. In addition, algorithmic trading strategies that can be configured to access XE (as described in Part III, Item 5(c)) are provided and supported by Pragma Securities LLC (Pragma), a third-party service provider and SEC registered broker-dealer and FINRA member. Pursuant to Pipers agreement with Pragma, Pragma employees can access information relating to orders routed using one of the algorithmic trading strategies, which can include XE as a routing destination, for the sole purpose of providing proper access and use to software and services under Piper and Pragmas agreement and to develop, improve and troubleshoot the software and services. Under the agreement, Pragma and its affiliates agree to keep this information confidential, maintain it in strict confidence, and take reasonable and effective steps at least substantially equivalent to the steps Pragma would take to protect its own confidential information. Advanced written consent of Piper is required before Pragma can share any such information. Piper does not have knowledge of the trading activity of Pragma employees that have access to Confidential ATS Information and relies on Pragmas representations that Pragma will keep trading information submitted through algorithmic trading strategies confidential. However, Pragma is not a customer of Piper and is not permitted to submit orders to XE. Piper also uses a Raptor Trading Systems, Inc., a third-party technology service provider that is not a broker-dealer to provide FIX connectivity to access XE for both the No-Touch Trading Desk and Cash Trading Desk (as described in Part III, Item 5(c)). Raptor does not have the ability to see orders in XE or executions. ~~However, Raptor does have the ability to see Subscribers orders submitted in response to Limit Order Broadcast in connection with its FIX connectivity support functions.~~ Raptor is not a customer of Piper or a Subscriber to the ATS. ACTIV Financial, a data service vendor, provides market data feeds for XE as described in Part III Item 23(a).

Part II Item 7a

~~GENERALLY~~ Generally, XE, the NMS Stock ATS, is separate from Piper Sandler & Co. (Piper), the Broker-Dealer Operators other trading systems and is individually password protected. Piper considers Subscribers live orders routed to XE to be confidential (Confidential ATS Information). Piper does not use Confidential ATS Information to inform its principal trading activities. XE is housed in a separate server from Pipers algorithmic trading engine. Both servers are located on a separate floor from Piper traders on the Cash Trading Desk.

EMPLOYEES WITH ACCESS TO CONFIDENTIAL ATS INFORMATION Access to Confidential ATS Information is restricted to Select ATS Employees of Piper as described in Part II, Item 6(a). In order for employees to access Confidential ATS Information, an employee must fill out a request form and submit to the Employee Access area of the Technology Department. The request for access is then reviewed by the Compliance Director and Head of the Global Middle Office based on the employees need for access to XE and their purpose or function with respect to XE. Quarterly, the Employee Access area of the Technology Department performs an entitlement review and sends a list of all employees with access to the XE ATS to the Head of the Global Middle Office where the information is reviewed and employees are reapproved or removed based on their continued need to have access to the information (e.g., based on the employees current role and whether access is necessary to support the functions of XE) and functions with respect to XE. Select ATS Employees are prohibited from sharing Confidential ATS Information with employees and other persons not authorized to receive Confidential ATS Information. Pipers policies and procedures, consistent with FINRA rules, prohibit traders from front-running or trading ahead of Piper customers, including Subscribers to XE.

SYSTEMS WITH ACCESS TO SUBSCRIBER CONFIDENTIAL TRADING INFORMATION Orders can be sent to XE indirectly via certain algorithmic trading strategies offered by Piper. The Piper systems that support these algorithms have access to orders sent to XE by the trading algorithm. Traders on the Cash Trading Desk can see orders that they have routed to XE through an algorithmic trading strategy in order to ensure the algorithm is operating appropriately. However, such traders are not able to see orders routed to XE by Subscribers via the No-Touch Trading Desk. Certain Piper employees (i.e., Select ATS Employees as described in Part II, Item 6(a)) that are responsible for monitoring and compliance functions and for maintaining and troubleshooting issues that arise with respect Subscribers FIX connections or trading algorithms that are configured to route orders to XE, are able to see Subscribers orders sent to XE through FIX connections or Pipers algorithm engine in carrying out these functions. PERSONAL TRADING POLICY All Select ATS Employees and any other personnel provided with access to Confidential ATS Information on an ad hoc basis are not permitted to trade for their own personal account in any side/symbol for which Piper is handling a customer order at that time or that is currently trading in the ATS. Similarly, even though they only have access to Confidential ATS Information with respect to orders they submitted to XE, all traders on the Cash Trading Desk are also subject to the same restrictions. All equity and option trades for the above mentioned employees are subject to the Firms pre-approval and subsequently, a 20 calendar day holding period for equities (no holding period if the security is an ETF or index). When Select ATS Employees and traders on the Cash Trading Desk place a trade request through Pipers trade approval system, the system checks for live customer orders with Piper and that are in the NMS Stock ATS. These trade requests are denied if there are any live customer orders with the same side/symbol for either Piper or the ATS. If a trade request is approved, the order must be executed within 15 minutes of the time of approval. For di minimis orders that would not presume to have an effect on any client orders, as well as in situations where a client limit order is not considered marketable, Piper can make an exception to our employee trading policy and allow an employee order to occur. More specifically, the employee order must be less than or equal to 1000 shares or 1% of the adtv, whichever is lower, the subscribers orders in aggregate in the ATS on the same side of the market as the employee order must be less than 1% of the adtv, and neither the employee order nor the subscribers orders in the ATS in aggregate would be considered to have significant market impact.

Piper monitors Select ATS Employees (as well as other Piper employees) to ensure trades were preapproved and that securities are held for the required holding periods. Piper also maintains a restricted list of securities in which no Piper employees is permitted to trade.

WRITTEN OVERSIGHT PROCEDURES As noted above, Piper performs a quarterly review of all employees with access to Confidential ATS Information, and those that no longer have a need to access Confidential ATS Information based on their functions will have their access terminated. All requests for access to Confidential ATS Information are reviewed and approved by both the Global Middle Office and Compliance Department. Piper reviews its policies and procedures relating to XE, including its personal trading policy, at least once annually. With respect to the personal trading policy of employees with access to Confidential ATS Information and Piper traders, the Compliance Department monitors trading activity for any violation of the Firms employee trading policies and holding period requirements. Employees are required to attest to Pipers policies and procedures on an annual basis.

Part III Item 4a

XE operates on all U.S. trading days where the public exchanges are open. The ATS accepts orders from 7:00 AM ET to 4:00 PM ET. As described in greater detail below, XE operates two separate order books: (i) thean On-Close Match book, which is specific to transactions at the market close.; and (ii) the Limit Order book, which matches and executes limit orders throughout the trading day, but not before or after regular trading hours. The order books are separate, meaning that an order cannot rest simultaneously on each order book or be routed from one order book to another. During the pre-market session between 7:00 a.m. ET and the market open at 9:30 a.m. ET, orders submitted to both order books are held in queue. Orders are only eligible for matching and execution in the Limit Order book between 9:30 a.m. ET and 4:00 p.m. ET during regular trading days and 9:30 a.m. ET to 1:00 p.m. ET on designated early market closings. Orders in the On-Close Match book also begin matching between 9:30 a.m. ET and 4:00 p.m. and are eligible to execute upon the printing of the closing price on the primary listing market for each exchange and not prior to that time. There are two cutoff times for submitting orders to both order booksthe On-Close Match book in order to facilitate the market close. Orders received before 3:55 p.m. ET that have not matched (or executed in the case of the Limit Order book) are canceled back to Subscribers at 3:55 p.m. ET. Orders received after 3:55 p.m. ET will rest on the order books for matching and potential execution until 3:59:59 p.m. ET, at which time, any unmatched orders (or unexecuted orders in the case of the Limit Order book) are canceled back to Subscribers at 3:59:59 p.m. ET. These cutoff times are 12:55 p.m. ET and 12:59:59 p.m. ET respectively on designated early market closings. Please see Part III, Item 17(a) for additional detail.

Part III Item 5a

Subscribers can access XE directly via a FIX connection or through the use of an algorithmic trading strategy offered by Piper that is configured to submit orders to XE as a possible routing destination. Orders submitted using a trading algorithm are also sent to

XE via a FIX connection. All orders submitted to XE will pass through the Firms order entry gateway where orders are timestamped to the millisecond and risk controls (e.g., credit limit checks) are applied. ~~Response orders to Limit Order Broadcasts (as described in Part III, Item 7(a)) are also sent via FIX connection and cannot be sent through a trading algorithm.~~ Subscribers entering orders directly via FIX connection must be configured at the hosting site at a specific IP address and port of access. Connectivity must be established through a private, professional network provider. All orders and other messages submitted via direct-FIX connection must be compatible with FIX specifications 4.2.

Part III Item 5c

There are four ways that orders can be sent to XE by Subscribers: (i) via FIX connection (as described in Part III, Item 5(a));
(ii) via an algorithm configured to submit orders to XE as a possible routing destination through a FIX connection; (iii) by placing an order with the Cash Trading Desk that submits an order to XE via FIX connection; or (iv) placing an order with the Cash Trading Desk that uses an algorithm configured to submit orders to XE as a possible routing destination through a FIX connection. Submitting orders through options (i) and (ii) occur through the No-Touch (Electronic) Trading Desk. All orders submitted to XE through any of four means pass through the same order entry gateway of Piper where orders are timestamped to the millisecond and risk controls are applied. Orders entered via option (i) are considered as received by the broker dealer operator (Piper) and are automatically and immediately routed to XE after passing pre-order risk controls. The Cash Trading Desks access to XE is the same as it is for all other Subscribers - e.g., the Cash Trading Desk uses FIX specifications 4.2 for all means of access and all orders from the
Cash Trading Desk runs through the same technology that other Subscribers orders pass through. Subscribers, all of which are customers of Piper, can choose whether to use the services of the Cash Trading Desk or not. Subscribers that do not elect to use the services of the Cash Trading Desk can gain access to the Cash Trading Desk services by contacting Piper and can otherwise access the ATS through the No-Touch (Electronic) Trading Desk (i.e., via options (i) and (ii) noted above). ~~Responses to Limit Order Broadcasts in the Limit Order book (as detailed in Part III, Item 7(a)) can only occur through the Cash Trading Desk, so a Subscriber must have arranged for the services of the Cash Trading Desk in order to respond to Limit Order Broadcasts. In other words, a Subscriber cannot respond to Limit Order Broadcasts through the No-Touch (Electronic) Trading Desk.~~

Part III Item 7a

The XE ATS operates ~~two~~ one book~~s~~: the On-Close Match book ~~and the Limit Order book~~. All order types~~,~~ and modifiers~~, and displayed information (in the case of the Limit Order book) for both order books~~ are available on the same terms to all Subscribers, including traders on Pipers Cash Trading Desk. ~~with the limited exception that responses to Limit Order Broadcasts can only come through the Cash Trading Desk. Response orders to a Limit Order Broadcast are not visible to other Subscribers, including the sales and trading personnel responsible for that Subscribers account. However, sales and trading personnel responsible for the Subscribers account that submitted the Limit Order Broadcast response order (but not other Subscribers) are able to see any excess order interest resulting from a Limit Order Broadcast response order, as explained further below. This includes supervisory personnel on the trading desk handling the order and Select ATS support personnel.~~ Orders submitted to XE that do not reflect a permissible order type or modifier (e.g., failing to specify a quantity) are rejected. Regarding time priority for the ATS, no two orders can ever be accepted simultaneously.

Orders will be accepted as they arrive into the ATS and will be sequenced according to when they were accepted. Time priority will always go to the first order accepted by the ATS after all order validity checks are completed. Therefore, if two orders have the same timestamp, the order that was accepted first by the ATS will have priority when determining time priority.

ON-CLOSE MATCH BOOK The On-Close Match book only accepts market orders with a time in force of either DAY or Immediate or Cancel (IOC), as selected by Subscribers. Limit orders are not accepted to the On-Close Match book. All orders submitted to the On-Close Match will be executed, if at all, at the closing price disseminated by the primary listing exchange for each NMS stock. Execution occurs upon the dissemination of the closing price, unless there is a trading halt in the stock at that time in which case no executions occur in the halted stock and all orders, including matched orders, are canceled back to Subscribers. Orders marked IOC will be canceled if they do not match with another order immediately upon submission. Orders marked DAY will rest in the On-Close Match book until they are matched or will be canceled if unmatched at the 3:55 p.m. ET cut-off time described in Part III, Item 4(a). Orders marked DAY that are submitted during the final five minutes of the trading day (i.e., 3:55 p.m. ET on normal trading days) will rest on the book until they are matched or will be canceled if unmatched at the time of the print of the closing price. If there is a partial match of an IOC order, only the unmatched portion will be canceled back. If there is a partial match of a DAY order, the unmatched portion will rest in the book until it is matched or canceled if unmatched at the time of the closing print in the stock (or canceled by the Subscriber). Execution priority in the On-Close Match book is determined based on the time they are received by XE with earlier arriving orders executed first in time. Subscribers can elect to apply a minimum quantity (MinQty) designation applicable to the initial fill of all of their orders sent to the On-Close Match book. Subscribers can specify or modify a MinQty designation by contacting Piper, and the MinQty function is available to Subscribers through both the Cash Trading Desk and the No-Touch (Electronic) Trading Desk. The specified MinQty will apply to all orders and cannot be selected on an order by order basis. A MinQty designation applies only to the initial match of an order sent to the On-Close Match book. Any remaining order interest, in the case of a partial fill, is not subject to the MinQty designation. There are no minimum order size requirements for the On-Close Match book, and the MinQty can be set for any amount of shares, including odd-lot and mixed lot quantities. Orders with a MinQty designation are filled first by orders that meet the MinQty designation. As a result, resting orders that satisfy an incoming contra-side orders MinQty designation gain priority over orders that do not satisfy the MinQty designation. For example, assume there are three resting DAY orders to sell XYZ all at the same price and arriving in the following time sequence: Order A for 100 shares, Order B for 100 shares, and Order C for 300 shares. A Subscriber submits a buy order marketable against these resting orders for 500 shares with a MinQty of 200 shares. The buy order would match first against Order C for its full quantity, and would then match with Order A and Order B to fill the remaining shares. If Order C were for 500 shares, the buy order would match entirely against Order C, and Orders A and B would not match notwithstanding their time priority over Order C. Orders submitted to the On-Close Match book can be modified or canceled at any time up until the closing print of the security. However, once an order is matched with a contra-side order, the order cannot be canceled or modified, other than in the case of a partial fill, in which case any remaining, unexecuted order interest can still be canceled or modified. Orders and modifications to orders in the On-Close Match book are timestamped upon entry. A modification to the size of an order will result in a new timestamp for the order and therefore a reset of the orders execution priority. Orders submitted to the On-Close Match book are not displayed or otherwise made known to other Subscribers or any non-Subscribers. However, when a Subscriber receives a match in the On-Close Match book, the ATS notifies the

Subscriber that its order has been matched or partially matched as appropriate. The notification sent to Subscribers with respect to matched orders (or the matched portion of an order in the case of a partial fill) provide an indicative fill for the order at the NBBO midpoint at the time of the match. This indicative fill is not an execution confirmation; the actual fill will occur at the closing price on the primary listing market at which time an execution report is sent to the Subscriber and the indicative fill is canceled. LIMIT ORDER BOOK The Limit Order book accepts conditional and firm limit orders. Market orders are not accepted in the Limit Order book. Upon the receipt of a limit order to the Limit Order book, the order will first seek to match against any resting order interest in the book. If there is no match immediately upon entry, and the order is for 500 shares or more, the order is eligible to be broadcast to other Subscribers to solicit matching order interest (a Limit Order Broadcast). Subscribers must opt-in to having their orders disseminated through a Limit Order Broadcast and must be configured for such service by requesting it through Piper. All Subscribers are eligible to subscribe to Limit Order Broadcasts and configuration is performed with employees in the Technology Department. However, Subscribers must use the services of the Cash Trading Desk to be able to send orders in response to Limit Order Broadcasts. Once a Subscriber is configured to have its orders trigger Limit Order Broadcasts, all eligible orders will trigger a Limit Order Broadcast; selection of whether an order triggers a Limit Order Broadcast is not done on an order-by-order basis. If a Subscriber has opted into having its orders trigger Limit Order Broadcasts, each order must be for 500 shares or more, or will be rejected by the System. Subscribers that are not configured to have their orders trigger Limit Order Broadcasts can submit orders of any size. Subscribers can change their Limit Order Broadcast preference by contacting Piper. Subscribers must also opt-in to receive Limit Order Broadcasts resulting from other Subscribers orders. Orders submitted in responses to Limit Order Broadcasts can be for any size. There is no minimum quantity functionality with respect to the Limit Order book. XE will disseminate a Limit Order Broadcast to all Subscribers that have elected to receive Limit Order Broadcasts that details the price (either the initiating orders limit price or pegged price as described below), size, side (buy/sell), and symbol of eligible orders through Subscribers respective execution management systems. Subscribers that have opted into having their orders disseminated through a Limit Order Broadcast must populate an additional field when entering orders to indicate whether the Limit Order Broadcast should be pegged to the primary quote (i.e., the national best bid (NBB) for buy orders or national best offer (NBO) for sell orders) or the midpoint of the national best bid and offer (NBBO) for purposes of the displayed price of their order in the Limit Order Broadcast. If a Subscriber does not designate a peg preference, the Limit Order Broadcast will provide a default peg to the NBBO midpoint. Limit Order Broadcast displayed peg preferences are set on an order by order basis. The displayed price of a Limit Order Broadcast will be the initiating orders limit price unless or until the limit price is more aggressive than the primary quotation and/or midpoint of the NBBO, in which case the displayed price will be the pegged price, as selected by the Subscriber (i.e., either the primary quote or the NBBO midpoint). Limit Order Broadcasts pegged to the NBBO midpoint for display purposes are rounded down to the nearest whole penny increment for buy orders and up to the nearest whole penny increment for sell orders. Limit Order Broadcasts will not display order interest in sub-penny increments, including where the price of the security is less than $1.00. XE does not otherwise rank, display, or accept orders in sub-penny increments for NMS stocks trading above $1.00 per share. For example, assume the NBBO for stock XYZ is $10.00 x $10.05, and a Subscriber that has opted into having eligible orders disseminated through a Limit Order Broadcast submits an order to buy 500 shares of XYZ at a price of $10.02 pegged to the primary quote for Limit Order Broadcast display purposes. The Limit Order Broadcast would display the price at $10.00. If the NBBO moved to $10.03 x $10.05, the Limit Order Broadcast would reprice the buy order to display the orders limit price of $10.02. Assume instead that the buy order was priced at $10.03 and the Subscriber selected that the Limit

Order Broadcast be pegged to the NBBO midpoint for display purposes while the NBBO is $10.00 x $10.05. The Limit Order Broadcast would display the price at $10.02, which is the NBBO midpoint rounded down (in the case of a buy order) to the nearest whole penny increment. If the NBBO were to move to $10.04 x $10.08, the Limit Order Broadcast would display a price of $10.03 (the originating orders limit price). If the NBBO were to move down to $9.95 x $10.00, the Limit Order Broadcast would display a price of $9.97, the NBBO midpoint rounded down to the nearest whole penny increment. The Limit Order Broadcast will remain visible to Subscribers that have elected to receive Limit Order Broadcasts until the order is executed or canceled. Orders submitted to the Limit Order book can have a time-in-force of either DAY or IOC. IOC orders do not cause XE to disseminate a Limit Order Broadcast detailing the terms of the order, and such orders will instead seek an immediate execution against any resting orders or cancel back to the Subscriber if there is no immediate match. DAY orders for 500 shares or more will cause XE to disseminate a Limit Order Broadcast (provided the Subscriber has opted into Limit Order Broadcasts with respect to its orders) and the order will remain in the Limit Order book until the order is executed, canceled by the Subscriber, or, if unexecuted at the end of the trading day, will be canceled by XE. If a DAY order that triggered a Limit Order Broadcast is partially filled such that its quantity falls below 500 shares, both the order and the Limit Order Broadcast will be canceled. Subscribers that have not been configured to have their orders trigger a Limit Order Broadcast can submit orders of any size (including for less than 500 shares) and such orders (with a time-in-force of DAY) will rest non-displayed until executed, canceled by the Subscriber, or until the end of the trading day. Execution priority for orders in the Limit Order book is based on price and then time. Price is determined by the limit price the Subscriber selects and time is based on the timestamp assigned to an order upon arriving at the ATS. Priority among equally priced orders is based on the time of order entry. Orders and modifications to orders are timestamped upon entry. Modifications to a resting orders price will affect its priority. Modifications to a resting orders size will result in a new time stamp for purposes of execution priority. In the case of a partial fill, any remaining order interest will preserve the time priority of the original order for execution priority purposes. Orders cannot be routed out of the Limit Order book. However, the ATS will route intermarket sweep orders (ISOs) as necessary in compliance with Rule 611 of regulation NMS, provided the Subscriber has opted into having XE route ISOs to facilitate executions on XE, as described in greater detail in Part III, Item 16. Matches within the Limit Order Book are automatically executed without human intervention or negotiation and are reported with the MPID PJCX. Please see Part III, Item 11(c) for further detail regarding the prices at which matched orders in the Limit Order book will execute. All orders submitted to the Limit Order book can interact with multiple matching contra-side orders. Any DAY order, or excess order interest of a DAY order in the case of a partial fill immediately upon arrival, can trigger a new Limit Order Broadcast if eligible (i.e., it is for a quantity greater than 500 shares and the Subscriber has opted-into Limit Order Broadcasts). However, responses to a Limit Order Broadcast cannot trigger a Limit Order Broadcast. All responses to a Limit Order Broadcast come through the Cash Trading Desk and are treated as a not-held order. Because orders sent in response to Limit Order Broadcasts (Limit Order Broadcast Responses) do not result in dissemination of a Limit Order Broadcast, Subscribers do not need to set a pegged order display preference. Any excess order interest a Limit Order Broadcast Response can rest in the ATS (provided the Limit Order Broadcast Response has a time in force of DAY) as a not-held order and is visible to the sales and trading personnel of the Cash Trading Desk responsible for that Subscribers account. For example, assume Order 1 is submitted to buy 500 shares of XYZ at $10.00 with a time-in-force of DAY, and Order 2 is submitted a moment later to also buy 500 shares of XYZ at $10.00 with a time-in-force of DAY when the NBBO for XYZ is $10.00 x $10.05 and where there is no resting sell interest in the Limit Order book for XYZ. Assuming the Subscribers submitting Order 1 and 2 have opted into Limit Order

Broadcasts, XE would disseminate a Limit Order Broadcast with respect to both Order 1 and Order 2. Assume further that a Subscriber submits in response to the Limit Order Broadcast for Order 1 a DAY sell order for 1500 shares of XYZ priced at $10.00 (Order 3). XE would execute Order 3 against Order 1 for 500 shares and then execute against Order 2 for 500 shares with both executions occurring at $10.00. The remaining 500 shares of sell order interest from Order 3 would not cause the ATS to broadcast a new Limit Order Broadcast to Subscribers to sell 500 shares of XYZ. However, the 500 shares of excess sell order interest from Order 3 would rest in XE and be treated as a not-held order of the Cash Trading Desk. This excess order interest would be eligible to execute against any subsequent buy orders in XYZ submitted to XE for as long as the order rests there. If Order 3 had been marked IOC rather than DAY, the 500 shares of unexecuted sell order interest would be canceled back. In the event there is resting order interest with priority over an order that initiated a Limit Order Broadcast, such interest will execute first. For instance, in the example above, if there were a resting buy order for 200 shares of XYZ at $10.00 in the Limit Order book with time priority over Orders 1 and 2, Order 3 would execute first against this resting order before executing against Orders 1 and 2. In other words, an order sent in response to a Limit Order Broadcast will still consider any marketable resting order interest when executing. Conditional orders can only be sent by a Subscriber that: (i) has been configured to be able to submit conditional orders by contacting Piper; and (ii) uses a trading algorithm as the means of access, either through the No-Touch (Electronic) Trading Desk or through the Cash Trading Desk. Conditional orders are generally treated the same as non-conditional orders in the ATS except that any potential execution will be suspended pending satisfaction of the terms of the conditional order. For example, assume a Subscriber is looking to buy 500 shares of XYZ at a given price in the market and the Subscriber uses a trading algorithm that sends a 500 share order in XYZ to multiple trading venues being unsure where it will receive an execution. Provided the trading algorithm has been configured to route to XE as a possible routing destination, the algorithm can submit a conditional order to XE, which would only execute against a matching order pending the cancellation of the orders sent to the other venues. If the Subscribers conditional order matches on XE, the execution would be suspended while XE sends a message to Pipers algorithmic trading engine to inform the algorithm of a match on XE. The algorithm would then seek to cancel the orders in XYZ placed on other trading centers. If the algorithm successfully cancels the orders on other trading centers, the algorithm will send a firm order to effect the transaction on XE that replaces the conditional order. If the trading algorithm is not able to successfully cancel the orders in XYZ on the other venues (e.g., because an execution occurs on one of the other venues), the algorithm will submit as a firm order the decremented quantity (in the case of a partial fill on an away venue) to replace the conditional order or cancel (in the case of a complete fill on an away venue) the matched order on XE as appropriate. There is no human intervention involved in this process of cancelling the orders on other venues and replacing the conditional order with a firm order to facilitate the execution on XE. If the trading algorithm is unable to confirm the terms of the conditional order (e.g., cancellation of the orders on other venues) within one second after there is a match on XE, the match of the conditional order on XE will be broken resulting in a cancellation of the conditional order in XE and the Limit Order Message. If the terms of the conditional order are satisfied (e.g., the trading algorithm successfully cancels the orders on other markets), the conditional order will trade on XE based on the market conditions at the time of execution rather than at the time of the initial match. Conditional orders have the same execution priority as non-conditional orders and are discussed in greater detail in Part III, Items 9(a) and (b).

Part III Item 8a
XE does not have a minimum order size requirement. However, DAY orders submitted to the Limit Order book must have a quantity of 500 shares or more to be eligible to initiate a Limit

~~Order Broadcast disseminating the terms of the order to other Subscribers. If a Subscriber has opted into having its orders trigger Limit Order Broadcasts and the order is for less than 500 shares, the order will be rejected. Orders submitted in response to Limit Order Broadcasts and orders submitted by Subscribers who have not opted into Limit Order Broadcasts can be for any size.~~ The On-Close Match book accepts orders of any size. ~~Separately~~However, Subscribers are subject to maximum trading limits which are set during their Market Access Rule (15c3-5) risk assessment during the account opening process with the Broker-Dealer Operator. Additionally, Subscribers can elect to customize minimum and maximum order sizes controls.

## Part III Item 8c
Odd-lot orders are accepted and treated the same as round-lot orders for purposes of execution priority. ~~As described in Part III, Item 8(a) above, orders submitted to the Limit Order book for less than 500 shares are not eligible for broadcast to Subscribers through a Limit Order Broadcast.~~

## Part III Item 8e
Mixed-lot orders are accepted and treated the same as round lot orders. ~~As described in Part III, Item 8(a) above, orders submitted to the Limit Order book for less than 500 shares are not eligible for broadcast to Subscribers through a Limit Order Broadcast. A mixed-lot order for greater than 500 shares (e.g., 550 shares or 672 shares) submitted to the Limit Order book are eligible to be broadcast as a Limit Order Broadcast for their full quantity.~~

## Part III Item 9a
☐☒    Yes    ☒☐    No
~~XE only accepts orders and does not accept actionable indications of interest or indications of interest. XE does accept conditional orders to the Limit Order book, as described in Part III, Item 7(a), submitted through a trading algorithm (either through the No-Touch (Electronic) Trading Desk or Cash Trading Desk. Conditional orders are treated the same as non-conditional orders except that, upon a match of a conditional order in the Limit Order book, execution of the transaction is suspended until the trading algorithm automatically confirms the cancellation of any other pending orders to allow the conditional order to trade on XE. Subscribers must be enabled to send conditional orders, which they can do by contacting Piper. All conditional orders sent to XE are part of an algorithmic trading strategy, which must be configured to have XE as a routing destination. XE disseminates Limit Order Broadcasts to Subscribers which contains certain order information for DAY orders submitted to the Limit Order book with a quantity of 500 shares or more through (provided that the order does not execute in full, or in an amount that would reduce its quantity below 500 shares, immediately upon entry and that the Subscriber has opted into Limit Order Broadcasts). Subscribers receive the Limit Order Broadcast via their respective execution management systems (EMS) and/or Bloomberg terminals. The information displayed to Subscriber regarding such orders submitted to the Limit Order book includes the symbol, side, price, and quantity, subject to pegged price sliding as described in Part III, Item 7(a). This Limit Order Broadcast is transmitted automatically by XE upon receipt of an order, provided the order meets the requisite criteria (e.g., greater than 500 shares after any immediate executions upon entry). Non-marketable limit orders for 500 shares or more marked DAY are also eligible for dissemination through a Limit Order Broadcast. Subscribers can respond to the Limit Order Broadcast by sending contra-side orders to XE that match based on symbol, side, and price parameters. Responses to Limit Order Broadcasts, however, will never result in a new Limit Order Broadcast. With respect to the On-Close Match book, conditional orders are not accepted and there is no broadcast of information regarding orders submitted to, or resting in, the book (other than indicative fills alerting a Subscriber that its order received a match, as described in Part III, Item 7(a)).~~

Part III Item 9b

☐☒ Yes ☒☐ No

Part III Item 10a

XE is open during all U.S. market trading days. Hours of operation begin at 7:00 a.m. ET and end at the close of the U.S. markets at 4:00 p.m. ET during regular trading days and at 1:00 p.m. ET on scheduled early market closings. While orders will be accepted from 7:00 a.m. ET to 4:00 p.m. ET, the ATS will not match or execute before the stock ~~the~~ market open at 9:30 a.m. ET. ~~The ATS operates two books: the On-Close Match book and the Limit Order book.~~ Executions in the On-Close Match book are executed and reported immediately following the closing print of the primary exchange on which the security is traded using the MPID PJCX. In the event that the primary exchange is closed due to unforeseen events, the ATS will prevent matching and trading in the symbols effected in ~~both~~ the On-Close Match ~~and Limit Order~~ book~~s~~. ~~For halted stocks, orders in the Limit Order book are immediately canceled back to Subscribers. All orders submitted to the Limit Order book during a trading halt are rejected.~~ Orders resting in the On-Close Match book prior to a halt will remain resting in XE throughout the halt, and will be eligible for matching in the event the halt is lifted. If, however, the trading halt is not lifted and is still in effect five minutes before the close (i.e., at 3:55 PM ET for most trading days), any unmatched orders in the On-Close Match book will be canceled back to Subscribers at that time, consistent with the cut-off times described in Part III, Item 4(a). Orders in the On-Close Match book that have matched prior to a trading halt will continue to rest in the book until the halt is lifted or until it is determined that the halt will not be lifted and the stock will not have an official closing print. If there is no closing print, all orders in the On-Close match book, including matched orders, will be canceled back to Subscribers and no executions will occur. Orders submitted to the On-Close match book during a trading halt will be accepted, but no matching will occur until the trading halt is lifted. The ATS will not declare Self Help, within the meaning of Regulation NMS.

Part III Item 10c

At 7:00 a.m. ET, XE, the NMS Stock ATS, begins accepting orders which will remain resting in the ATS until market open at 9:30 a.m. ET. Resting orders are queued in the ATSs ~~Limit Order book by price/time priority and in the~~ On-Close Match book by time priority. All orders ~~in both order books~~ that remain unmatched at 4:00 p.m. ET are canceled back to the Subscribers. ~~After the market open at 9:30 a.m. ET, orders queued in the Limit Order book that match will execute and the trades will be reported to ACT/TRF along with fills reported to the respective Subscribers that submitted the matched orders. Any unexecuted orders in the Limit Order book at the time of the market open will maintain their time priority as regular trading commences.~~ After the market open at 9:30 a.m. ET, queued orders in the On-Close Match book are eligible for matching against contra-side orders. When orders are matched in the On-Close Match book, indicative fills are reported back to the Subscribers (as described in Part III, Item 7(a)) with an indicative price of the NBBO midpoint at the time of the match, but a trade is not reported to ACT/TRF because the execution will not occur until the market close. Once the security closes on the securitys primary listing market, the ATS will cancel the indicative fill, report executions to ACT/TRF using the MPID PJCX, and report a corrected fill back to the Subscriber. ~~For halted stocks, orders in the Limit Order book are immediately canceled back to the Subscriber.~~ Orders in halted stocks for the On-Close Match remain resting in the ATS, but will not be executed unless and until the trading halt is lifted. Once the trading halt is lifted, the ATS will make the stock eligible for matching and indicative fills are sent to the Subscriber. Executions are reported to ACT/TRF at the closing price of the primary exchange at which the stock is traded.

Part III Item 11a

XE, the NMS Stock ATS, is an automated execution system that brings together the orders of multiple buyers and sellers in NMS stocks through its ~~two order books: (i) the~~ On-Close Match book~~; and (ii) the Limit Order book~~. XE supports trading in all NMS stocks. ~~Each book operates independently from each other (i.e., orders cannot rest in both or be routed from one to another).~~ All Subscribers are offered the same level of access to the ATS, the same functionalities (e.g., order types), and are subject to the same limitations as described in this Form ATS-N, as amended. XE, the NMS Stock ATS, begins accepting orders from Subscribers beginning at 7:00 a.m. ET until the close of US markets at 4:00 p.m. ET. The XE On-Close Match book matches orders for potential execution at the time of the market close. ~~The XE Limit Order book is a continuous crossing system where orders are eligible for matching and executions are reported beginning at 9:30 a.m. ET.~~ The ATS only accepts orders ~~and conditional orders~~, not indications of interest or actionable IOIs. Orders are prioritized by time within the On-Close Match book ~~and price/time in the Limit Order book, which only accepts limit orders~~. XE is an auto-execution system and matches cannot be negotiated. Orders in the On-Close Match Book are not made known to Subscribers~~, while certain limit orders submitted to the Limit Order book are broadcast to other Subscribers~~. Orders cannot be routed out of the ATS. Orders are sent to XE via direct FIX connection by Subscribers or can be routed to XE through the use of an algorithmic trading strategy offered by the Broker Dealer Operator that is configured to have XE as a routing destination. Orders can also be routed to the ATS by the Cash Trading Desk on behalf of Subscribers that elect to use the services of the Cash Trading Desk. However, the Cash Trading Desks access to XE, whether via direct FIX connection or through an algorithmic strategy, is the same as for other Subscribers not using the services of the Cash Trading Desk. To the extent the trading volume on XE of a particular NMS stock approaches five (5) percent or more of the aggregate average daily share volume during four of the preceding six calendar months, XE will no longer support trading in such NMS stock. Orders in such securities will be rejected by XE.

Part III Item 11c

Regarding time priority for the ATS, no two orders can ever be accepted simultaneously. Orders will be accepted as they arrive into the ATS and will be sequenced according to when they were accepted. Time priority will always go to the first order accepted by the ATS after all order validity checks are completed. Therefore, if two orders have the same timestamp, the order that was accepted first by the ATS will have priority when determining time priority.

ON-CLOSE MATCH BOOK XE crosses orders that match in the On-Close Match based on time priority. All orders submitted to the On-Close Match will be executed, if at all, at the closing price disseminated by the primary listing exchange for each NMS stock. Once an order submitted to the On-Close Match book is matched with another order, the order cannot be canceled or modified (other than any remaining order interest in the case of a partial fill). Modifications to the size of an order will reset the time priority of the order in the On-Close Match book. Therefore, an order will lose its time priority if the order is modified. No executions occur in the On-Close Match book during the trading day until the market close. The one exception to time priority in the On-Close Match book arises where a Subscriber has designated a minimum quantity (MinQty) with respect to an order, as described in Part III, Item 7(a). An incoming order with a MinQty will match first with marketable contra-side orders that meet the incoming orders MinQty designation first. As a result, resting contra-side orders marketable against an incoming MinQty order that do not meet the MinQty condition lose time priority to another resting order that does satisfy the MinQty condition. ~~LIMIT ORDER BOOK XE crosses orders that match in the Limit Order book based on price/time priority. The Limit Order book matches limit orders only~~

throughout the trading for immediate execution during regular trading hours. Upon the receipt of a limit order with a time-in-force of DAY to the Limit Order book that is for 500 shares or more, the order is broadcast to Subscribers through a Limit Order Broadcast to solicit matching orders or better priced orders in response. There is no time limit to respond and the order shall remain visible in the Limit Order Broadcast until it is executed, partially executed such that its quantity falls below 500 shares, canceled by the Subscriber, or remains unexecuted at the end of the trading day. As described in Part III, Item 7(a), the displayed price of an order in a Limit Order Broadcast depends on the orders limit price, the then current national best bid or offer (NBBO), and the Limit Order Broadcast pegged display preference. As there are changes to the NBBO, the pegged/displayed price of the Limit Order Broadcast will adjust accordingly, subject to the orders limit price. The Limit Order Broadcast for non-marketable limit orders occurs at the orders limit price and may adjust depending on the designated Limit Order Broadcast display pegged preference. All executions occur at or within the NBBO at the time of execution. In the event that a match would occur at a price that would trade through a protected quotation, the ATS will send required intermarket sweep orders (ISOs) to sweep the full displayed size of any better priced liquidity, and reduce the matched shares accordingly provided that the Subscriber has elected to have XE route ISOs. If a Subscriber has not been configured to have XE route ISOs to facilitate potential executions, a match will not occur and the order will either rest in the order book or be canceled back to the Subscriber depending on the terms of the order (e.g., DAY v. IOC). Subscribers can opt into or out of XE routing ISOs by contacting Piper. The execution price of matched orders in the Limit Order book is determined by the limit orders price, the pegged price, and the incoming contra-side orders limit price. If a disseminated Limit Order Broadcast has a limit price more aggressive than the primary quote (i.e., the NBB for buy orders or NBO for sell orders), and the incoming contra-side order has a limit price at the contra side primary quote (i.e., at the NBB for sell orders and at the NBO for buy orders), the execution will occur at the pegged price. If the incoming contra-side order is priced more aggressive than the contra side primary quote (i.e., more aggressive than the NBB for sell orders and more aggressive than NBO for buy orders), the execution will occur at the primary quote. If the incoming contra-side order is priced more aggressive than the resting limit orders price or at the resting limit orders price, but is less aggressive than the contra-side primary quote, the execution will occur at the contra-side orders limit price. The following examples illustrates how this operates. Assume the NBBO for stock XYZ is $10.00 x $10.05 and there is no resting order interest in XYZ in the Limit Order book. Assume further that a Subscriber has opted-in to Limit Order Broadcasts and selected a pegged order preference for Order 1 at the primary quote. Order 1 is submitted to buy 500 shares of XYZ at $10.05 (the NBO) and XE disseminates a Limit Order Broadcast to Subscribers that opted into receiving Limit Order Broadcasts displaying the price of Order 1 Limit Order Broadcast at $10.00. SCENARIO A: Order 2 is submitted in response to the Order 1 Limit Order Broadcast to sell 500 shares at $10.00 (the NBB), the execution will occur at $10.00. SCENARIO B: Order 2 is submitted in response to the Order 1 Limit Order Broadcast to sell 500 shares at $9.99 (more aggressive than the NBB), the execution will occur at $10.00. SCENARIO C: Order 2 is submitted in response to the Order 1 Limit Order Broadcast to sell 500 shares at $10.03, the execution will occur at $10.03, which is the limit price of Order 2. SCENARIO D: assume that Order 1 was priced at $9.99 (below the NBB) and Order 2 is submitted in response to the Order 1 Limit Order Broadcast at $9.99; XE would route ISOs to execute against the full displayed price of any protected quotation at $10.00 (provided the Subscriber submitting Order 2 has opted into XE routing ISOs), and, if any interest remains after execution of the ISOs, execute the remainder against Order 1. SCENARIO E (Midpoint Peg Limit Order Broadcasts): Assume that Order 1 (with a limit price of $10.05) was pegged to the NBBO midpoint. The Limit Order Broadcast would display the price at $10.02 (the NBBO midpoint slid down for buy orders to the nearest whole penny increment). If Order 2 is priced at $10.02, the execution would occur at the NBBO midpoint. If Order 2 is priced at

~~$10.01, the execution would also occur at the NBBO midpoint. If Order 2 were priced at $10.04, Order 2 would still be marketable against the Order 1 Limit Order Broadcast because it is within Order 1s limit price of $10.05, and would execute at $10.04. Executions occur at the midpoint of the NBBO when the contra-side matching order is priced more aggressive than the NBBO midpoint. In the Limit Order book, a modification to an orders size or price will result in a new timestamp and affect the orders priority.~~ Orders in ~~both~~ the On-Close Match ~~and Limit Order~~ book are time stamped upon arrival, modification, rejection, execution, and cancellation to the millisecond. Short sales orders are not permitted in ~~either~~ the On-Close Match~~order~~ book and are automatically rejected by the ATS. Piper handles execution errors occurring on XE in accordance with Pipers error handling procedures. These procedures apply to bona fide errors (e.g., wrong security or wrong side (buy/sell)). An Error Trade Report detailing the potentially erroneous transaction(s) and the parties involved are brought to the immediate attention of a designated Supervisor and designated Compliance personnel who must review and approve the error. Among other things, the Error Trade Report is reviewed to determine if the error correction transaction qualified for an exemption under Rule 611 as a bona fide error. After reviewing the activity to confirm it is a bona fide error, a correcting transaction may be made using Pipers error account(s) as necessary. Bona fide errors can be raised by Subscribers by contacting Piper or by Piper as soon as the error is detected, and there is no time limit for submitting claims of alleged errors. All errors are subject to resolution, discussion, and negotiation in the normal course of institutional order handling.

Part III Item 15b
☐☒ Yes ☒☐ No

~~No orders are displayed to other Subscribers or any other person (other than Select ATS Employees of the Broker-Dealer Operator as described in Part II, Item 6(a)) in the On-Close Match book. DAY orders submitted to the Limit Order book with a quantity of 500 shares or more are eligible to be broadcast to other Subscribers via a Limit Order Broadcast. A Subscriber must opt into having its eligible orders generate a Limit Order Broadcast and must also opt into receiving Limit Order Broadcasts generated from other Subscribers orders by contacting Piper. Orders submitted in response to a Limit Order Broadcast must come through the Cash Trading Desk, meaning that a Subscriber must use the services of the Cash Trading Desk to be able to submit orders in response to Limit Order Broadcasts. All Subscribers can gain access to the services of the Cash Trading Desk by contacting Piper. The symbol, side (buy/sell), size, and limit price of eligible orders (or pegged price as described in Part III, Item 7(a)) are disseminated through a Limit Order Broadcast to Subscribers that have elected to receive Limit Order Broadcasts via their respective execution management systems and/or Bloomberg terminals. Orders submitted by Subscribers in response to Limit Order Broadcasts (Limit Order Broadcast Responses) are never disseminated as a Limit Order Broadcast (e.g., in the case of excess order interest in an Limit Order Broadcast Response, such excess interest will not result in a new Limit Order Broadcast). Piper employees on the Cash Trading Desk that are responsible for a Subscribers account are not able to see Limit Order Broadcast Responses submitted by a Subscriber, but are able to see executions that may result from an Limit Order Broadcast Response and excess order interest subsequent to an execution if the response order is larger than the initiating order. Please see the response to Part II, Item 6(a) and 6(b) for a discussion of the access to ATS order information of employees of the Broker-Dealer Operator and certain service providers.~~

Part III Item 16a
☐☒ Yes ☒☐ No

Part III Item 16b

☐☒ Yes ☒☐ No

~~No orders submitted to XE can be routed out of XE. However, in connection with the Limit Order book, intermarket sweep orders (ISOs) can be sent on behalf of Subscribers that have been configured, upon request to Piper, to have ISOs sent on the Subscribers behalf in the event that a match would occur on XE at a price that would trade through a protected quotation. Where a Subscriber has been configured to have ISOs routed on its behalf, the ATS will send required intermarket sweep orders (ISOs) to sweep the full displayed size of any better priced liquidity, and reduce the matched shares accordingly on XE. If a Subscriber has not been configured to have XE route ISOs to facilitate potential executions, a match will not occur and the order will either rest in the order book or be canceled back to the Subscriber depending on the terms of the order (e.g., DAY v. IOC). Subscribers can opt into or out of XE routing ISOs by contacting Piper. Further detail regarding ISOs is provided in Part III, Item 11(c).~~

Part III Item 17a

As described in Part III, Item 4(a), there are two designated cut-off times for orders submitted to ~~both order books on~~ XE. Specifically, orders received before 3:55 p.m. ET that have not matched ~~(or executed in the case of the Limit Order book)~~ are canceled back to Subscribers at 3:55 p.m. ET. Orders received after 3:55 p.m. ET will rest on the order books for matching and potential execution until 3:59:59 p.m. ET, at which time, any unmatched orders ~~(or unexecuted orders in the case of the Limit Order book)~~ are canceled back to Subscribers at 3:59:59 p.m. ET. For example, if an order is submitted to the On-Close Match book in the morning and is not matched at 3:55 p.m. ET, that order is canceled back to the Subscriber. All matched orders are unaffected by the 3:55 p.m. cutoff time. If that Subscriber submits an order to the On-Close Match book after 3:55 p.m. ET and it does not find a match by 3:59:59 p.m., this order will be canceled back at 3:59:59 p.m. ET. These cutoff times are 12:55 p.m. ET and 12:59:59 p.m. ET respectively on designated early market closings.

Part III Item 20a

Piper, the Broker-Dealer Operator, has the ability to manually force cancel any or all resting orders in XE the NMS Stock ATS (e.g., if a Subscriber is attempting to cancel an order, but the order continues to remain on XE). Piper will also suspend trading in a stock if the volume in that stock on XE approaches five percent of the average daily share volume for that stock, as described in Part III, Item 11(a). For halted stocks, XE automatically suspends matching in the On-Close Match book ~~and immediately cancel orders in the Limit Order book~~ as described in Part III, Item 10(a).

Part III Item 23a

Piper, the Broker-Dealer Operator, maintains feeds from the SIP and direct feeds from the national exchanges via market data provider ACTIV Financial. The feeds are received and processed real time with no delays or aggregation. XE uses SIP data to capture the closing print at the primary exchange where the stock is traded for purposes of facilitating executions in the On-Close Match book. ~~With respect to the Limit Order book, when XE receives an order that is eligible for broadcast through a Limit Order Broadcast (i.e., an order that is for 500 shares or more, marked DAY, and where the Subscriber has opted-in for Limit Order Broadcasts), the Limit Order Broadcasts displayed price is pegged to either the primary quote (i.e., the national best bid (NBB) for buy orders and national best offer (NBO) for sell orders) or the midpoint of the NBBO for display purposes, subject to the initiating orders limit price (as described in Part~~

III, Item 7(a)). XE disseminates the Limit Order Broadcast to Subscribers via their respective execution management systems (EMS) and/or Bloomberg terminal by instructing the Limit Order Broadcast to display its price pegged to the NBB or NBO or midpoint as appropriate. Certain Subscribers EMSs support functionality to peg orders to the NBB or NBO or midpoint (pegged order functionality), while others may not. Subscribers choose which EMSs they wish to use and can use more than one type. EMSs that support pegged order functionality may use the SIP or exchange proprietary feeds to update Limit Order Broadcast prices as changes to the NBBO occur. For EMSs that do not support pegged order functionality, XE uses SIP data to determine the NBB or NBO or midpoint to communicate the displayed price of orders through a Limit Order Broadcast. As the NBB or NBO changes, XE will communicate updates to the displayed price of Limit Order Broadcasts (subject to the limit price of the order that initiated the Limit Order Broadcast) based on SIP data. Limit Order Broadcast pricing updates sent by XE do not affect execution priority. XE uses direct exchange feeds from exchanges to ensure that matched orders in the Limit Order book will not trade through protected quotations. In such circumstances, XE will send ISOs using the direct exchange data feeds as necessary to sweep the full displayed size of any better priced quotations and subsequently allow orders matched on XE to trade.